SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)
                              VICINITY CORPORATION.
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                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
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                         (Title of Class of Securities)

                                   925653 10 7
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                                 (CUSIP Number)
                                   Moloco, LLC
                           Attention: Timothy P. Bacci
                        2033 North Main Street, Suite 440
                         Walnut Creek, California 94596
                                 (925) 287-0617

                                 with a copy to:

                                  Rod J. Howard
                         Brobeck, Phleger & Harrison LLP
                             2000 University Avenue
                        East Palo Alto, California 94303
                                 (650) 331-4000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 26, 2002
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               (Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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     This  Amendment  No. 3 amends and  supplements  the  Schedule  13D filed by
Moloco, LLC on August 2, 2002, as so updated to date (the "Schedule 13D").

      Item 4 of the Schedule 13D, "Purpose of Transaction," is amended by adding the following:

On Thursday, September 26, 2002, Moloco delivered a warning letter to Vicinity addressed to all of the members of Vicinity's Board of Directors in response to a press release by Vicinity rejecting Moloco's proposals.

Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following:

5. Letter dated  September  26, 2002,  from Moloco to  Vicinity's  Board of
Directors.

                                   SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 26, 2002                      MOLOCO, LLC

                                     By:  Moloco, LLC

                                            By: /s/ Timothy P. Bacci
                                                ---------------------------
                                                Timothy P. Bacci, Manager

                                            By: /s/ Eric A. Brewer
                                                ---------------------------
                                                Eric A. Brewer, Manager

                                            By: /s/ Darryl B. Chan
                                                ---------------------------
                                                Darryl B. Chan, Manager

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EXHIBIT 5:
                                   MOLOCO LLC
                        2033 NORTH MAIN STREET, SUITE 440
                             WALNUT CREEK, CA 94596
                                 (925) 287-0617



                                                              September 26, 2002


To the Members of the Board of Directors
  of Vicinity Corporation
370 San Aleso Avenue
Sunnyvale, California 94085


Gentlemen:

We have reviewed your response, delivered by press release, to the proposals originally presented within our August 19, 2002 letter to the board (a copy of which was included within the 13D filing made by Moloco on August 20, 2002). We
- and, we believe, a majority of the company's stockholders - were disappointed that Vicinity's board decided to reject our proposal to recapitalize, restructure and refocus the company.

As for the reasons you gave for rejecting Moloco's proposals, we need not go much further than pointing out the internal contradictions. The first bullet states your view that $2.65 is too low a price to accept, but the second bullet states your belief that if given the opportunity, so many stockholders would elect to cash out at $2.65 per share that the company might not remain publicly traded. The remaining bullets describe how pleased the board is with the status quo while mischaracterizing and misstating key facts about Moloco's business plan. As eager as we are to have a public debate comparing our business plan to the company's current efforts, we do not believe that issue to be what is most important to stockholders.

What is most important is Moloco's willingness to give Vicinity's stockholders what they want and deserve, a return of the company's excess cash. We remain confident that a significant majority of Vicinity's stockholders support Moloco's efforts and would vote their shares in favor of a near-term liquidity event. The reason is simple; the last time Vicinity's stock traded at or above $2.65 was February 2001. During the 18 months prior to the filing of Moloco's 13D, Vicinity's stock had an average closing price of $1.80. It is one thing for the board to say the company's stock is worth more than $2.65 per share; but it is quite another to deliver that value.

If Vicinity's leadership is unable or unwilling to change course after more than 19 months of trading well below cash value per share, it is inevitable that forces outside the company will react. Boards of directors exist to serve and advance the interests of stockholders. If a majority of Vicinity's stockholders do prefer to receive an immediate cash payout at a significant premium to market prices rather than continuing to bear the risk and uncertainty associated with Vicinity's promises of future value, is Vicinity's board really prepared to deny the stockholders their wishes? Given the mood of the market and the company's continuing poor performance, we believe such actions will be difficult to justify and ultimately, to defend.


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

Having rejected our proposal, the board has now assumed the burden of presenting stockholders with a superior alternative. If such a plan or announcement is not forthcoming, Moloco will resume its efforts and employ one or more of the tools at our disposal to accelerate progress toward an appropriate transaction.

                                                     Sincerely,



                                                     Timothy P. Bacci







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